UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 [NO FEE REQUIRED]

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number: 0-23008

Valassis Employees’ Retirement Savings Plan

Valassis Communications, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	38-2760940
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

19975 Victor Parkway

Livonia, Michigan 48152

(address of principal executive offices)

Registrant’s Telephone Number: (734) 591-3000

Valassis Employees’ Retirement

Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Valassis Employees’ Retirement Savings Plan

Independent Auditors’ Report

To the Trustees and Participants of the

Valassis Employees’ Retirement Savings Plan

Livonia, Michigan

We have audited the accompanying statements of net assets available for benefits of the Valassis Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman LLP

Troy, Michigan

June 28, 2010

Valassis Employees’ Retirement Savings Plan

Statements of Net Assets Available for Benefits

Year Ended December 31,	2009	2008

Assets

Investments, at fair value (Notes 2, 4 and 5)
Mutual funds	$130,591,384	$90,002,720
Common collective funds	141,868,035	113,540,816
Self-directed brokerage account	19,548,323	5,210,153
Valassis stock fund	28,821,733	3,297,274
Cash surrender value of insurance	31,222	30,794
Participant loans	9,778,103	9,373,791

Total Investments	330,638,800	221,455,548

Employer Contribution Receivables	10,469,494	8,985,879

Net Assets Available for Benefits at Fair Value	341,108,294	230,441,427

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	2,406,776	5,845,722

Net Assets Available for Benefits	$343,515,070	$236,287,149

See accompanying independent auditors’ report and notes to financial statements.

Valassis Employees’ Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2009	2008

Additions

Contributions
Participant	$16,244,227	$18,215,454
Employer	10,533,757	9,093,431

Total Contributions	26,777,984	27,308,885

Investment Income (Loss)
Interest and dividends	1,788,290	1,950,205
Interest from employee loans	573,572	739,939
Net realized and unrealized gains (losses)
Employer common stock	36,644,168	(8,385,104)
Mutual funds	29,682,414	(59,863,302)
Brokerage account	9,303,963	(5,459,334)
Common collective funds	19,221,598	(30,347,551)

Total Investment Income (Loss)	97,214,005	(101,365,147)

Total Additions (Reductions)	123,991,989	(74,056,262)

Deductions
Benefit payments and other deductions	14,129,209	18,826,717
Administrative expenses	352,744	241,823
Hardship and other withdrawals	2,282,115	2,954,532

Total Deductions	16,764,068	22,023,072

Net Increase (Decrease) in Net Assets Available for Benefits	107,227,921	(96,079,334)

Net Assets Transferred In (Note 1)	—	142,929,801

Net Assets Available for Benefits, beginning of year	236,287,149	189,436,682

Net Assets Available for Benefits, end of year	$343,515,070	$236,287,149

See accompanying independent auditors’ report and notes to financial statements.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

1. Plan Description	The following brief description of the Valassis Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

General

Employees of Valassis Communications, Inc. (“Valassis” or the “Company”) may become participants upon date of hire in the 401(k) portion of the Plan. Employees become eligible for the profit sharing portion of the Plan after they have completed the eligibility requirements which are one year of service and 1,000 hours of service. Collectively bargained employees are subject to the terms of their bargaining agreement. Once eligible for profit sharing, employees must work 1,000 hours in the Plan year in order to receive a profit sharing contribution for that year.

The Valassis Retirement Plan Committee voted on December 11, 2007 to terminate the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and ADVO, Inc. 401(k) Savings Plan (Plan Number 004). The Plans’ assets in the amount of $142,929,801 were transferred to the Plan on January 2, 2008.

Contributions

Participants may contribute a self-determined portion, between 1 percent and 50 percent, of their compensation of the Plan, subject to tax deferral limitations established by the Internal Revenue Code. Collectively bargained employees are subject to their contract terms.

Effective January 1, 2008, the Plan allows for an employer match for union employees of 100 percent of the first 6 percent of salary annually. Employer matching contributions for the years ended December 31, 2009 and 2008 amounted to $62,751 and $65,579, respectively.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

The Company may also make a discretionary profit-sharing contribution based on the compensation of the participant. Employer profit-sharing contributions for the years ended December 31, 2009 and 2008 amounted to $10,471,006 and $9,093,679, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Participants elect to invest their account balance and contributions among various investment options provided by the Valassis Employees’ Retirement Savings Plan Retirement Plan Committee (the “Committee”), including an option to invest in the Company common stock.

Participant Loans

The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50 percent of the value of the participant’s account. This limit is imposed on the combined total of all loans from the Plan. Loan applications must be approved and are not available to highly compensated employees, officers, or stockholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a primary residence, in which case the Plan Administrator may extend the term up to 10 years. The loans are collateralized by the balance in the participant’s account. Interest rates are established at the prime rate, as determined by the Plan Administrator, as of the beginning of the month in which the loan originates.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Forfeitures

Voluntary employee contributions are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by the Company to offset future contributions and plan expenses. Vesting of employer contributions is described below. Forfeitures applied against employer contributions in 2009 and 2008 totaled $0 and $47,800, respectively. Forfeitures applied against plan expenses in 2009 and 2008 totaled $38,369 and $0, respectively. At December 31, 2009 and 2008, there were approximately $65,100 and $87,800, respectively, in forfeited nonvested accounts.

Hardship and Other Withdrawals

Participants may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses, to prevent eviction or foreclosure on a participant’s principal residence, burial or funeral expense for a spouse, parent, child or tax dependent, or expenses for the repair of damage to a participant’s principal residence that would qualify for casualty deduction under Code Section 165. In addition, the Plan allows for in-service distributions, as defined by the Plan.

Benefit Payments

The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant’s account becomes payable to the participant or his or her beneficiary. All benefits are payable in a lump-sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

	Vesting
	Employee contributions are vested 100 percent at the time they are made. Employer contributions are vested in accordance with the following schedule:
	Years of Service	Percentage
	1	20%
	2	40%
	3	60%
	4	80%
	5	100%

2. Summary of Significant Accounting Policies	Basis of Presentation

	The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

	Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract basis.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Recently Issued Accounting Standard

In June 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”). The Codification establishes one level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. All other literature is considered non-authoritative. The adoption of the Codification had no impact on the Plan’s financial statements, except for references made to authoritative accounting literature in the financial statements.

In April 2009, the FASB issued new accounting guidance reaffirming that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required. The adoption did not materially impact the Plan’s financial statements.

In September 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) for investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. It creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not materially impact the Plan’s financial statements.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The adoption of the guidance did not materially impact the Plan’s financial statements.

In January 2010, the FASB issued accounting guidance that requires (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption is not expected to have a significant effect on the Plan’s financial statements.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual Funds - These are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Funds (“CCF”) - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The CCF provides for daily redemptions by the Plan at reported NAV with no advance notice requirements. The Plan is permitted to redeem investment units at NAV on the measurement date. The CCF may participate in securities lending. The objective of the CCF is to seek high total return with a shift to current income and capital appreciation over time as the CCF approaches and passes the target retirement date. To achieve this, the fund invests in a combination of equity, fixed income and short-term mutual funds.

Included in the CCF is a stable value fund that has investments in fully benefit-responsive investment contracts which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective fund is based on discounting the related cash flows of the underlying investment contracts based on current yields of similar instruments with comparable durations. The stable value fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However there is no assurance that this objective can be achieved.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Valassis Communications, Inc. Common Stock - Valassis Communications, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Brokerage Accounts - The CISC Brokerage Option is made up of mutual funds, corporate common stocks and interest bearing cash. The investments are public investments valued using the Net Asset Value provided by the administrator of the fund or the closing values provided by the applicable stock exchange composite listings for any corporate stock. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Loans to Participants - Loans to participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Certain plan expenses are paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for investment in the Company Stock Fund. At December 31, 2009 and 2008, approximately 8 percent and 1 percent of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying value of the Company common stock is entirely dependent upon performance of the Company and the market valuation of such performance.

The Plan invests in various securities including mutual funds, common collective funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks and values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Subsequent Events

The financial statements and related disclosures include an evaluation of events up to and including June 28, 2010, which is the date the financial statements were issued, and there were no subsequent events requiring adjustments to or disclosure in the financial statements.

3. Party-In-Interest Transactions	Certain plan investments are shares of funds managed by JP Morgan Chase Bank. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan held $28,821,733 and $3,297,274 of the Company’s stock in the Valassis Stock Fund as of December 31, 2009 and 2008, respectively. Participants have loans from their participant accounts outstanding in the amount of $9,778,103 and $9,373,791 as of December 31, 2009 and 2008, respectively.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

4. Investments	The following presents investments that represent five percent or more of the Plan’s net assets:

December 31,	2009	2008
Investments, at fair value
JPMorgan Equity Index Fund	$39,192,647	$30,103,455
American Funds Growth Fund of America	37,869,490	26,536,033
Harbor International Fund	30,748,946	22,257,440
Valassis Stock Fund	28,821,733	*
Federated Total Return Bond Fund	17,339,244	*
Investment, at contract value
JPMorgan Stable Asset Income Fund	56,240,284	51,183,116
* Amount is below the five percent of net assets available for benefits for the applicable year.

5. Fair Value Measurements	Accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The guidance describes three levels of inputs that may be used to measure fair value.

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity of the asset and liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2009 and 2008, respectively.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Mutual funds
Large cap	$63,635,443	$—	$—	$63,635,443
International growth fund	30,748,946	—	—	$30,748,946
Mid cap	4,703,011	—	—	$4,703,011
Fixed Income fund	17,339,244	—	—	$17,339,244
Small cap	14,164,740	—	—	$14,164,740

Total mutual funds	$130,591,384	—	—	$130,591,384

Collective investment trusts	—	141,868,035	—	$141,868,035

Common stock - VCI	28,821,733	—	—	$28,821,733

Brokerage Accounts
Corporate stock - common	8,176,965	—	—	$8,176,965
Interest bearing cash	8,998,677	—	—	$8,998,677
Registered investment companies	2,177,812	—	—	$2,177,812
Other	194,869	—	—	$194,869

Total brokerage accounts	19,548,323	—	—	$19,548,323

Participant loans	—	—	9,778,103	$9,778,103

Total Assets	$178,961,440	$141,868,035	$9,778,103	$330,607,578

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Mutual funds
Large cap	$45,292,863	$—	$—	$45,292,863
Internatioal growth fund	22,257,440	—	—	$22,257,440
Fixed Income fund	11,468,962	—	—	$11,468,962
Small cap	8,612,590	—	—	$8,612,590
Mid cap	2,370,865	—	—	$2,370,865

Total mutual funds	$90,002,720	—	—	$90,002,720

Collective investment trusts	—	113,540,816	—	$113,540,816

Common stock - VCI	3,297,274	—	—	$3,297,274

Brokerage Accounts
Corporate stock - common	2,750,528	—	—	$2,750,528
Interest bearing cash	1,898,561	—	—	$1,898,561
Registered investment companies	559,807	—	—	$559,807
Other	1,257	—	—	$1,257

Total Brokerage Accounts	5,210,153	—	—	$5,210,153

Participant loans	—	—	9,373,791	$9,373,791

Total Assets	$98,510,147	$113,540,816	$9,373,791	$221,424,754

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets and liabilities for the year ended December 31, 2009 and 2008, respectively.

	Year ended December 31, 2009
	Beginning Fair Value	Realized/ Unrealized Gains	Issuances, Maturities, Transfer In/Out, Net	Ending Fair Value
Participant Loans	$9,373,791	$—	$404,312	$9,778,103

Total Assets	$9,373,791	$—	$404,312	$9,778,103

	Year ended December 31, 2008
	Beginning Fair Value	Realized/ Unrealized Gains	Issuances, Maturities, Transfer In/Out, Net	Ending Fair Value
Participant Loans	$5,702,572	$—	$3,671,219	$9,373,791

Total Assets	$5,702,572	$—	$3,671,219	$9,373,791

6. Termination of the Plan	Although it has not expressed any intention to do so, the Company has the right, under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100 percent vested in their accounts. Participants will be entitled to the amount credited to their accounts, plus a pro rata share of any unallocated funds or assets of the Plan.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

7. Internal Revenue Service Status	The Plan received a determination letter dated May 11, 2010 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan prototype document has been amended since applying for the determination letter. The Plan administrator and legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Years Ended December 31,	2009	2008
Net assets available for benefits per the financial statements	$343,515,070	$236,287,149
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(2,406,776)	(5,845,722)

Net Assets Available for Benefits Per the Form 5500	$341,108,294	$230,441,427

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

The following is a reconciliation of the total additions per the financial statements to total income per the Form 5500:

Year Ended December 31,	2009	2008
Increase (Decrease) in Net Assets Available for Benefits, per the financial Statements	$107,227,921	$(96,079,334)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2008 and 2007, respectively	5,845,722	316,399
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2009 and 2008, respectively	(2,406,776)	(5,845,722)

Total Income Per the Form 5500	$110,666,867	$(101,608,657)

Supplemental Schedule

Employer Identification Number:	38-2760940
Plan Number:	004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JPMorgan	Equity Index fund	a	$39,192,647
	JPMorgan	Stable Asset Income fund	a	56,240,284
	JPMorgan	SmartRetirement 2010* - Common collective fund	a	2,596,319
	JPMorgan	SmartRetirement 2015* - Common collective fund	a	3,720,708
	JPMorgan	SmartRetirement 2020* - Common collective fund	a	7,463,854
	JPMorgan	SmartRetirement 2025* - Common collective fund	a	10,029,409
	JPMorgan	SmartRetirement 2030* - Common collective fund	a	10,369,072
	JPMorgan	SmartRetirement 2035* - Common collective fund	a	4,327,514
	JPMorgan	SmartRetirement 2040* - Common collective fund	a	4,606,074
	JPMorgan	SmartRetirement 2045* - Common collective fund	a	1,473,168
	JPMorgan	SmartRetirement Inc. fund	a	1,053,878
	JPMorgan	SmartRetirement 2050 fund	a	795,108
	Harbor	International - Mutual fund	a	30,748,946
	American Funds	Growth Fund of America - Mutual fund	a	37,869,490
	Wells Fargo	Adv Sml Cap Growth - Mutual fund	a	6,654,344
	American Beacon	Large Cap Value - Mutual fund	a	9,686,061
	Thornburg	Core Growth - Mutual fund	a	5,049,044
	Artisan	Mid Cap Value - Mutual fund	a	3,178,885
	Davis	New York Venture - Mutual fund	a	11,030,848
	Morgan Stanley	US Mid Cap Value - Mutual fund	a	1,524,126
	Oppenheimer	Main Street Small Cap - Mutual fund	a	6,924,943
	Victory	Small Company Opportunity - Mutual fund	a	585,453
	Federated	Total Return Bond fund	a	17,339,244
	Valassis Communications	Company Stock*	a	28,804,474
	JPMorgan	Cash in Stock*	a	17,259
	CISC	Brokerage fund	a	19,548,323
	Insurance contracts	Policy Number 6568255	a	5,219
	Insurance contracts	Policy Number 6404438	a	4,829
	Insurance contracts	Policy Number 6568454	a	4,736
	Insurance contracts	Policy Number 6060720	a	4,070
	Insurance contracts	Policy Number 6400395	a	2,814
	Insurance contracts	Policy Number 6567722	a	3,235
	Insurance contracts	Policy Number 6568706	a	2,327
	Insurance contracts	Policy Number 6567686	a	2,003
	Insurance contracts	Policy Number 6404486	a	1,103
	Insurance contracts	Policy Number 6229051	a	886
	Participants	Participant Loans (3.25% - 10.5% maturing through November 30, 2022)♦*	a	9,778,103

		Total		$330,638,800

* - A party-in-interest as defined by ERISA.

a - The cost of participant directed investments is not required to be disclosed.

♦ - Includes loans grandfathered in from merged plans

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 28, 2010.

Valassis Communications, Inc.
Valassis Employees’ Retirement Savings Plan

By:	/s/ Robert L. Recchia
Robert L. Recchia, Chief Financial Officer and Plan Administrator